Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

10/17/2006

Dear Team:

Today, we are delighted to announce that CME and CBOT have signed a definitive agreement to merge our two great institutions, creating the most extensive and diverse global derivatives exchange. The combined company, to be named CME Group Inc., a CME/Chicago Board of Trade Company, will help transform global derivatives markets and is expected to create operational and cost efficiencies for customers, clearing member firms and exchange members, while delivering significant benefits to shareholders and generating challenging opportunities for our employees to improve how financial markets work. More financial details are available in the attached news release.

As a combined company, we will be able to combine the capabilities and best practices of both organizations – creating an even stronger, more competitive position than either CME or CBOT could achieve individually. Just as our historic clearing agreement with CBOT provided great value for market users, we expect the combined company to truly transform our industry. Global derivatives markets are growing rapidly – not only in terms of volume and geography but also in terms of the competition: exchange, over-the-counter and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to evolve.

We expect that this merger will be completed by mid 2007, pending approvals by regulators and shareholders of both companies, CBOT members, as well as completion of customary closing conditions. After completion of the merger, Terry Duffy will serve as Chairman of the combined company and Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as Chief Executive Officer; Bernie Dan will serve as Special Advisor to the new company for one year. After the merger is complete, we will employ a fair, strategic approach to creating a new organizational structure that will combine the very best of both organizations and allow us to reach our full growth potential.

We know that you will have questions about how this merger impacts you individually. While we do not have all of the answers today, we are committed to keeping you informed throughout the transition process. We will provide updates throughout this process, and establish new tools that will allow you to submit feedback and questions, including employee meetings over the next few days. In addition, it is important that we speak with one voice about this merger. Please forward any calls from the media to Corporate Communications at 634-8770 or 466-4613; direct calls from investors or analysts to Investor Relations at 930-8491.

(continued)

Change is constant in our business, but we know that it is not always easy. Therefore, we ask for your support and flexibility as we embark on this essential change. It is imperative for our future success that we all focus our energy toward the achievement of our 2006 goals, and maintain our commitments to our customers and partners while the merger is in process.

This is an exciting day for CME! Thank you for your hard work and continued dedication to making 2006 a year of strong performance and this historic merger a great success.

Sincerely,

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.